SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       For the Month of September 30, 2003


                             MARCONI CORPORATION PLC

             (Exact name of Registrant as specified in its Charter)


                               New Century Park
                               PO Box 53
                               Coventry
                               CV3 1HJ

                       (Address of Registered Office)


(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)


                             Form 20-F X   Form 40-F


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.)


                                   Yes   No X


              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS


In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (the "Reform Act"), Marconi plc ( the "Company") is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute "forward-looking statements" within the meaning of the Reform Act. The words "believe", "anticipate", "expect", "intend", "estimate", "plan", "assume", "positioned", "will", "may", "risk" and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on such statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the "Group"), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievement). Certain factors that may cause such differences include but are not limited to the following: (1) any major disruption in production at our key facilities; (2) changes in the environmental, tax and other laws and regulations, which, among other things, could cause us to incur substantial additional capital expenditures and operation and maintenance costs; and (3) adverse changes in the markets for our products, including as a result of increased competition in the highly competitive international markets for such products. These and other risks, uncertainties and factors are discussed in the Company's Registration Statement on Form F-1 and other filings with the Securities and Exchange Commission, including this Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements which speak only as to the Company's judgment as of the date hereof. Any such forward-looking statements are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.







                                                                Press enquiries:
                    Joe Kelly,  tel: 0207 306 1771; email: joe.kelly@marconi.com
                   David Beck, tel: 0207 306 1490; email: david.beck@marconi.com


                                                             Investor enquiries:
             Heather Green, tel: 0207 306 1735; email: heather.green@marconi.com


                       NEW SALE SUPPORTS MISSION CRITICAL
                           US GOVERNMENT APPLICATIONS

  Marconi Sells More BXR-48000s to U.S. Federal Government, Providing Critical
              Multiservice Networking Support for ATM, IP and MPLS

LONDON - September 30, 2003 - Marconi Corporation plc (London: MONI) today announced the sale of several BXR-48000 multiservice switch-routers to an agency of the US Federal Government. The sale, worth an estimated GBP6 million ($9million), includes both hardware and installation services for the next generation multiservice platform.

These additional BXR-48000s will help to support the stringent military-grade next-generation communications requirements of the US Federal Government. Over the US Government's past financial year, the sale of Marconi's multiservice networking equipment supporting specific mission-critical federal applications has increased by over 20 percent. This is in addition to Marconi's $1.3 billion installed base of equipment in the US Federal government.

"This contract with the US Federal government demonstrates continued and growing support from a key market for one of Marconi's core products, the BXR-48000 multiservice switch-router," said Joe Pajer, executive vice president of Marconi's Broadband Routing & Switching group, which developed the product. "The sale also demonstrates that the BXR-48000 is a key component for the US Government's critical broadband networking requirements."

The U.S. Federal Government bought the first of its BXR-48000s last autumn, a contract that was announced Sept. 18, 2002, and has also purchased Marconi's 10 Gbps ATM (Asynchronous Transfer Mode) interface for the BXR-48000. The 10 Gbps interface supports the Type 1 encryption, which is used to safeguard the mission-critical applications that are required for secure government communications across the world, including safeguarding the transport of real-time video streams. This rate of encryption is the fastest speed currently possible with commercially available technology. The U.S. Federal government is currently evaluating the IP/MPLS (Internet Protocol / Multiprotocol Label Switching) capabilities of the BXR-48000.

ENDS/...


About Marconi Corporation plc

Marconi Corporation plc is a global telecommunications equipment, services and solutions company. The company's core business is the provision of innovative and reliable optical networks, broadband routing and switching and broadband access technologies and services. The company's customer base includes many of the world's largest telecommunications operators.

The company is listed on the London Stock Exchange under the symbol MONI.

Additional information about Marconi Corporation can be found at www.marconi.com.

Copyright (c) 2003 Marconi Corporation plc. All rights reserved. All brands or product names are trademarks of their respective holders.

This press release contains forward-looking statements with respect to products, partners, customers, future growth and other matters. Please refer to the Form 20-F report and Form 6-K reports filed by Marconi Corporation plc with the United States Securities and Exchange Commission for a discussion of risks that could cause actual results to differ materially from such statements.


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       MARCONI CORPORATION PLC



                                       By:     ____M Skelly____

                                       Name:   M Skelly
                                       Title:  Company Secretary


Date: 30 September 2003